

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 31, 2011

Via U.S. Mail

Mr. Mike Doyle, Chief Financial Officer
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

      Re: **eLong, Inc.**
             Form 20-F for the year ended December 31, 2009
             Filed May 11, 2010
             File No. 000-50984

Dear Mr. Doyle:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief